

SE 17017121

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SEC Mail Processing Section
APR 11 2017
Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradier Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11016 Rushmore Drive, Suite 350
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

300 Tice Blvd, Suite 315	Woodcliff Lake	NJ	07677
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2017 APR 12 AM 8:38
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Laptewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradier Brokerage, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina
County of Mecklenburg
Subscribed and sworn to (or affirmed) before me on this 6th day of April, 2017 by Peter Laptewicz proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President
Title



LLOYD C GLENN III
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
May 24, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADIER BROKERAGE, INC.
TABLE OF CONTENTS
December 31, 2016


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Tradier Brokerage, Inc.

We have audited the accompanying statement of financial condition of Tradier Brokerage, Inc. (the "Company") as of December 31, 2016, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies, LLP

February 27, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 | Tel: 201.712.9800 | Fax: 201.712.0988 | www.pkfod.com

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	48,144
Clearing deposits		100,106
Accounts Receivable - Other		163,980
Receivable from clearing broker		35,775
Fixed Assets, net		27,162
Prepaid expenses		19,424
TOTAL ASSETS	$	394,591
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to related party	$	33,354
Accounts payable and accrued expenses		34,960
Total Liabilities		68,314
Stockholder's Equity		326,277
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	394,591

See accompanying notes.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 – Organization and Nature of Operations:

Tradier Brokerage, Inc. ("the Company") is an independent wholly owned subsidiary of Tradier, Inc. ("TI") and was purchased under the terms of a stock purchase agreement on April 1, 2013 to operate the broker dealer arm and business model of Tradier, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA") and was incorporated in Illinois on July 1, 1993.

The Company is a discount online service brokerage firm specializing in featuring Application Programming Interfaces ("APIs") which serve as a intermediary between online traders and their either customized or purchased integrated trading platforms.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Securities

The Company is a non-carrying, non clearing dealer, the Company does not receive or custody customer funds or safe keep customer securities.

Revenue Recognition

The Company's primary revenue sources come from commissions charged and related clearing expenses and are recorded on a trade-date basis as securities transactions occur. The Company has a contractual relationship with a primary clearing house who handles all customer orders.

Note 2 – Summary of Significant Accounting Policies (continued):

Revenue Recognition (continued)

Other income comes in the way of payment for order flow ("PFOF"), where orders are directed to other parties for execution. In PFOF transactions, the Company receives a small payment, usually pennies per share, as compensation for directing the order to the different parties. These incomes are recorded as security transactions occur.

Other income also comes via reselling software to customers. The costs and revenue are recorded for the month for which the revenue and associated expenses are incurred.

The Company also earns interest on customer assets held at the clearing house which accrues at the banks rate of prime and is earned and recorded monthly.

Receivables from Clearing Organization

Pursuant to an agreement with the Company's clearing organization, the clearing organization remits a commission payment to the Company during the month subsequent to the trade-date. The Company has one month of outstanding commission payments due from the clearing organization. The Company did not incur any bad debts from the clearing organization during 2016.

Cash and Cash Equivalents

Cash consists of checking accounts and savings accounts. For purposes of the financial statements, the Company considers all highly liquid investments with maturities of 90 days or less to be cash equivalents.

Income Taxes

The Company is a 100% owned subsidiary and files under their parent Tradier, Inc. as a Qualified Subchapter S Subsidiary ("QSSS"). Under Federal law, upon election of the parent federal S-Corporation, the two corporations are treated as a single entity and the assets, liabilities, income, deductions, and credits of the wholly owned subsidiary are treated as if they belong to the parent corporation.

Under the QSSS tax election, the Company's shareholders report their pro-rated portion of the Company's taxable income or loss on their personal income tax returns and are responsible for the applicable income tax at their level. As a result, the Company is exempt from most federal income taxes.

Note 2 – Summary of Significant Accounting Policies (continued):

Income Taxes (continued)

The Corporation holds state registrations in Delaware, Illinois, and North Carolina where they currently have nexus. The State of Illinois imposes a 1.5% replacement tax on the taxable income of the Tradier Brokerage, Inc. company only, and the Company itself is responsible for payment of this state tax.

The Company recognizes tax benefits from income tax positions taken or expected to be taken in a tax return only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits from uncertain tax positions recognized are reflected at the amounts most likely to be sustained on examination. The Company recognizes interest and penalties associated with uncertain tax positions in income tax expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available.

The Company believes that it has no uncertain tax provisions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2013, 2014, and 2015 tax years of the Company remain subject to examination by U.S. federal and certain state and local tax authorities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. At times, cash balances may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates, and the differences could be material.

TRADIER BROKERAGE, INC.

(a QSSS Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 3 – Cash Segregated under Federal and Other Regulations:
The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 4 – Fixed Assets:
Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2016 was $11,199.

Note 5 – Clearing Deposit:
In accordance with the Company's clearing contract, the company is required to keep a deposit of $100,000 in a clearing deposit account with Apex Clearing, Inc.

Note 6 – Advertising:
The Company does not advertise or incur any such advertising expenditures directly. All advertising expenses are incurred by Tradier, Inc. See Note 7 (Related Party Transactions) for more details.

Note 7 – Related Party Transactions:
The Company operates under two agreements with its parent corporation TI:

The first agreement known as an Outsource Hosted Platform, Services, an Support Agreement ("Service Agreement"), was executed on April 30, 2013. The service agreement sets forth the specific terms and conditions under which TI shall supply certain services to the Company. The agreement is effective (valid) and services held under the agreement include but are not limited to: Hosted platform, support and maintenance, and has a term starting on the execution date for an initial term of one (1) year. Under the event TI does not provide one hundred (100) day notice before the completion of the one (1) year contract term, the agreement automatically renews for an additional one year term. The agreement calls for monthly payments due to Tradier, Inc. of $6,500. During the year ended December 31, 2016, the Company paid TI a total of $78,000. For a listing of future minimum commitments under this agreement, see Note 8 (Commitments).

Note 7 – Related Party Transactions (continued):
The second agreement known as an Expense Sharing Agreement ("Expense Agreement") was executed on October 14, 2013 and updated throughout the year. The expense agreement identifies expenses incurred by the Company and the method of payment by TI. The agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared at 40% by the Company, and identifies direct costs such as employee compensation which are to be shared 5% by the Company payable in total monthly payments due to TI. Prior to the execution of this agreement, management calculated the monthly fee utilizing the same percentages based upon actual expenses incurred. Total payments to the parent for costs related to the expense agreement amount to $330,162 for the year ended December 31, 2016. These expenses have been reflected on the Statement of Operations in the appropriate categories. The agreement is considered month-to-month.

Note 8 – Commitments:

During 2015, the Company entered into a clearing agreement with Apex Clearing Corporation. Pursuant to the clearing agreement, the Company is to pay minimum monthly clearing charges as follows: $10,000 per month, or Assets Under Management tier, or Customer transactions per month priced at $0.01 per share

Minimum future payments due for all commitments of the Company are as follows:

	Non-Related Party	Related Party	Totals
2017	120,000	474,187	594,187
Totals	$ 120,000	$ 474,187	$ 594,187

Note 9 – Capital Requirement:
The Company is subject to the net capital requirements of the SEC and FINRA, and as such, is required to maintain a net capital of $5,000 (as defined by FINRA). Net capital of the Corporation, as defined by FINRA, as of December 31, 2016 was $115,711, see Schedule 1 (Computation of Net Capital and Minimum Capital Requirements Under Rule 15c-1 of the Securities and Exchange Commission) for more details.

Note 10 – Additional Paid-in-Capital:
During the year, the Company received capital infusions from TI and from the former shareholder for operational purposes in the amount of $360,000. Management has classified this cash infusion as an increase to paid-in-capital on the Statement of Changes in Stockholders' Equity as of December 31, 2016.

Note 11 – Common Stock:
Effective April 9, 2013 100% of the common stock of Robbins Securities, Inc. ("Robbins") was purchased by TI. At the time of the acquisition, common stock consisted of 1,000 shares, no par value stock, with 1,000,000 shares authorized, and 1,000 shares outstanding. The stock was purchased under the terms of a stock purchase agreement ("Stock Agreement"), where 100% of the issued and authorized shares were purchased by TI for a sale price of $95,000.

Note 12 – Indemnifications:
In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 13 – Subsequent Events:
Management has evaluated subsequent events as of February 27, 2017, which is the date the financial statements were issued, and has noted no items requiring disclosure.